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SEC FILE NUMBER
8- *(illegible handwritten)*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/03__ AND ENDING __12/31/03__
                                  (MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

    Rioux & Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
    192 Main Street

(No. and Street)

Bristol	CT	06010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    David A. Rioux   860-589-8754

                                      (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Blum Shapiro & Company, P.C.

(Name — if individual, state last, first, middle name)

29 South Main Street, P.O. Box 272000	West Hartford, CT	06127-2000
(Address)	(City)	(State) Zip Code

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

AUG 19 2004

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, ___David A. Rioux_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Rioux & Company, LLC_____, as of ___December 31,_____, ~~19~~ 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public   Exp 8/31/2005

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIOUX & COMPANY, LLC

CONTENTS

Blum, Shapiro & Company, P.C.   29 South Main Street   Tel 860.561.4000
Certified Public Accountants   P.O. Box 272000   Fax 860.521.9241
and Business Consultants   West Hartford, CT 06127-2000   www.blumshapiro.com

BlumShapiro

Report of Independent Accountants

To the Members
Rioux & Company, LLC
Bristol, Connecticut

We have audited the accompanying statements of financial condition of Rioux & Company, LLC, as of December 31, 2003 and 2002, and the related statements of operations, changes in members' equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rioux & Company, LLC, as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Blum, Shapiro + Company, P.C.

February 13, 2004

RIOUX & COMPANY, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
Cash	$ 43,664	$ 835
Accounts Receivable		
Brokers	5,046	56,208
Other	4,951	465
Nonmarketable Securities, at Fair Value	3,300	3,300
Prepaid Expenses	3,210	3,084
Property and Equipment, Net	7,385	9,805
Total Assets	$ 67,556	$ 73,697
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accrued expenses and other liabilities	$ 8,898	$ 9,095
Members' Equity	58,658	64,602
Total Liabilities and Members' Equity	$ 67,556	$ 73,697

The accompanying notes are an integral part of the financial statements

RIOUX & COMPANY, LLC

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

		2003		2002
Revenues				
Commissions	$	121,794	$	120,217
Consulting income		155,475		111,608
Other income		229		872
Total revenues		277,498		232,697
Expenses				
Employee compensation and benefits		113,847		64,988
Floor brokerage, exchange and clearance fees		126,995		135,635
Communications and data processing		4,961		5,888
Occupancy		8,454		8,697
Other expenses		29,185		31,200
Total expenses		283,442		246,408
Net Loss	$	(5,944)	$	(13,711)

The accompanying notes are an integral part of the financial statements

RIOUX & COMPANY, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Members' Equity - Beginning of Year	$ 64,602	$ 70,163
Net Loss	(5,944)	(13,711)
Contributions	-	8,150
Members' Equity - End of Year	$ 58,658	$ 64,602

RIOUX & COMPANY, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Cash Flows from Operating Activities		
Net loss	$ (5,944)	$ (13,711)
Adjustments to reconcile net loss to net cash		
provided by (used in) operating activities:		
Depreciation and amortization	2,420	3,304
(Increase) decrease in operating assets:		
Accounts receivable - brokers	51,162	3,565
Accounts receivable - other	(4,486)	368
Prepaid expenses	(126)	219
Decrease in operating liabilities:		
Accrued expenses and other liabilities	(197)	(1,586)
Net cash provided by (used in) operating activities	42,829	(7,841)
Cash Flows from Investing Activities		
Purchase of property and equipment	-	(2,868)
Net cash used in investing activities	-	(2,868)
Cash Flows from Financing Activities		
Contributions from members	-	8,150
Net cash provided by financing activities	-	8,150
Net Increase (Decrease) in Cash	42,829	(2,559)
Cash - Beginning of Year	835	3,394
Cash - End of Year	$ 43,664	$ 835

The accompanying notes are an integral part of the financial statements

RIOUX & COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies:

Organization - Rioux & Company, LLC (the Company) was formed on April 25, 1996 as a limited liability company under the laws of the State of Connecticut. As such, the owners (the members) are not liable for the debts of the Company. The latest date upon which the Company is to dissolve is March 31, 2026.

Nature of Operations - As a securities broker and dealer and an investment advisor, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of individual investors. The Company is exposed to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

The Company is an introducing broker that provides local administrative services under an agreement with a carrying broker. The carrying broker executes all securities transactions and maintains record keeping for all customer accounts on behalf of the Company.

Revenue Recognition - Securities transactions (and related commission revenue and expense) are recorded on a trade date basis.

Cash - The Company maintains its cash in bank deposit accounts that, at times, may exceed insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Property and Equipment - Depreciation of office equipment, furniture and fixtures is provided on a straight-line basis over the estimated useful lives of the assets, which are five years for office equipment and seven years for furniture and fixtures. Amortization of leasehold improvements is provided on a straight-line basis over the term of the lease.

Balances of major classes of assets and accumulated depreciation and amortization as of December 31, 2003 and 2002, are as follows:

	2003	2002
Furniture and fixtures	$ 24,797	$ 24,797
Office equipment	2,500	2,500
Leasehold improvements	6,998	6,998
	34,295	34,295
Less accumulated depreciation and amortization	26,910	24,490
Net Property and Equipment	$ 7,385	$ 9,805

Income Taxes - As a limited liability company, the Company's income is treated for income tax purposes as if the Company were a partnership. The mmbers' respective equitable shares in the net income of the Company are reportable on their individual tax returns. Accordingly, the financial statements reflect no provision or liability for federal or state income taxes.

Leases - Rentals pertaining to noncapitalized lease agreements that convey merely the right to use property are charged to income as incurred.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Note 2 - Net Capital:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital and minimum net capital requirements of $44,763 and $5,000, respectively. The Company's net capital ratio was .20 to 1. The net capital rules may effectively restrict the payment of cash dividends should the net capital ratio exceed 10 to 1.

Note 3- Financial Instruments with Off-Balance-Sheet Credit Risk:

The majority of the Company's transactions are cleared through a broker on a fully disclosed basis; therefore, the Company does not carry customer accounts.

In the normal course of business, the Company and its customers rely on the clearing broker and other brokers for the execution, and the clearing broker for settlement, of various customer security transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or broker is unable to fulfill its contracted obligations. In the event of such failure, the Company would have recourse to the party at fault. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Blum, Shapiro & Company, P.C.   29 South Main Street   Tel 860.561.4000
Certified Public Accountants   P.O. Box 272000   Fax 860.521.9241
and Business Consultants   West Hartford, CT 06127-2000   www.blumshapiro.com

BlumShapiro

Report of Independent Accountants on Supplementary Information

To the Members
Rioux & Company, LLC
Bristol, Connecticut

We have audited the accompanying financial statements of Rioux & Company, LLC, as of and for the year ended December 31, 2003 and have issued our report thereon, dated February 13, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blum, Shapiro + Company, P.C.

February 13, 2004

-8-

RIOUX & COMPANY, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2003

Net Capital

Total members' equity from statement of financial condition	$	58,658
Less nonallowable assets:		
Prepaid expenses		3,210
Property and equipment, net		7,385
Investments not readily marketable		3,300
Total nonallowable assets		13,895
Net capital before haircuts on securities		44,763
Haircuts on securities:		
Trading and investment securities		-
Net Capital	$	44,763

Aggregate Indebtedness

Total liabilities from statement of financial condition	$	8,898
Total Aggregate Indebtedness	$	8,898

Computation of Basic Net Capital Requirement

Minimum net capital required	$	5,000
Excess net capital at 1,000%	$	43,873
Ratio: Aggregate indebtedness to net capital		0.20 to 1

There are no material differences between the above computation and the Company's computation included in Part II of Form X-17A-5 as of December 31, 2003.

Blum, Shapiro & Company, P.C.   29 South Main Street   Tel 860.561.4000
Certified Public Accountants   P.O. Box 272000   Fax 860.521.9241
and Business Consultants   West Hartford, CT 06127-2000 www.blumshapiro.com

BlumShapiro

To the Members
Rioux & Company, LLC
Bristol, Connecticut

In planning and performing our audit of the financial statements and supplemental schedule of Rioux & Company, LLC, for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of differences required by Rule 17a-13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Blum, Shapiro + Company, P.C.

February 13, 2004

RIOUX & COMPANY, LLC

DECEMBER 31, 2003